                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 27)1

                              CSS INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   178666 10 3
                                   -----------
                                 (CUSIP Number)

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5224
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 12, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 6 Pages)

---------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 178666 10 3              SCHEDULE 13D            Page 2 of 6 Pages

---------------- ---------------------------------------------------------------
1                NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                          Jack Farber
---------------- ---------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A
                 MEMBER OF A GROUP*                                (a)   |_|
                                                                   (b)   |X|
---------------- ---------------------------------------------------------------
3                SEC USE ONLY
---------------- ---------------------------------------------------------------
4                SOURCE OF FUNDS   PF, OO
---------------- ---------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  |_|
---------------- ---------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION   United States of America
---------------- ---------------------------------------------------------------
NUMBER OF SHARES 7      SOLE VOTING POWER                      19,290 Shares
BENEFIC-IALLY
OWNED BY EACH
REPORT-ING
PERSON WITH
---------------- ------ --------------------------------------------------------
                 8      SHARED VOTING POWER                 1,887,031 Shares
---------------- ------ --------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER                 19,290 Shares
---------------- ------ --------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER            1,887,031 Shares
---------------- ------ --------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON                           1,906,321 Shares
---------------- ---------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES*                                |_|

---------------- ---------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    24.8%
---------------- ---------------------------------------------------------------
14               TYPE OF REPORTING PERSON*                                IN
---------------- ---------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 178666 10 3              SCHEDULE 13D            Page 3 of 6 Pages

---------------- ---------------------------------------------------------------
1                NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                          Delv, L.P.
---------------- ---------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A
                 MEMBER OF A GROUP*                                (a)   |_|
                                                                   (b)   |X|
---------------- ---------------------------------------------------------------
3                SEC USE ONLY
---------------- ---------------------------------------------------------------
4                SOURCE OF FUNDS   AF
---------------- ---------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  |_|
---------------- ---------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION                Delaware
---------------- ---------------------------------------------------------------
NUMBER OF SHARES 7      SOLE VOTING POWER                    1,465,151 Shares
BENEFIC-IALLY
OWNED BY EACH
REPORT-ING
PERSON WITH
---------------- ------ --------------------------------------------------------
                 8      SHARED VOTING POWER                         0 Shares
---------------- ------ --------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER              1,465,151 Shares
---------------- ------ --------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER                    0 Shares
---------------- ------ --------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON                           1,465,151 Shares
---------------- ---------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES*                                |_|

---------------- ---------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    19.0%
---------------- ---------------------------------------------------------------
14               TYPE OF REPORTING PERSON*                                PN
---------------- ---------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 178666 10 3              SCHEDULE 13D            Page 4 of 6 Pages

This Amendment No. 27 amends the Schedule 13D filed by Jack Farber and Delv, L.P. with respect to shares of common stock, par value $.10 per share, ("Common Stock") of CSS Industries, Inc., a Delaware corporation ("CSS"), as such statement has been amended from time to time.

Item 4.           Purpose of Transaction.

                  Jack Farber continues to serve as Chairman of CSS and he, and the other entities identified in Item 5 below, may from time to time engage in transactions involving the acquisition or disposition of Common Stock. In light of the reduction of size of CSS' Board of Directors over the past several years as directors have reached mandatory retirement age, Jack Farber may recommend that CSS elect one or more new directors. In addition, based on an evaluation of CSS's capital resources and anticipated operating requirements, Mr. Farber may recommend additional share repurchases and/or the payment of cash dividends by CSS. To date, however, Mr. Farber has not committed to make, and may not make, any such recommendations. Except as set forth above, Jack Farber has no plans or proposals which may relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4.

Item 5.           Interest in Securities of the Issuer.

                  Jack Farber may be deemed to beneficially own 1,906,321 shares of Common Stock (24.8% of the issued and outstanding Common Stock of CSS, based upon 7,699,974 shares of Common Stock represented by CSS to be issued and outstanding as of the close of business on December 31, 2002). Of that amount, Jack Farber has sole voting and investment power with regard to 19,290 shares of Common Stock that he owns directly and shared voting and investment power with regard to 1,887,031 shares of Common Stock. Included in this amount are 1,465,151 shares of Common Stock (19.0% of the issued and outstanding Common Stock of CSS) owned by Delv, L.P., a Delaware limited partnership (the "Partnership"), the general partner of which is Delv, Inc. (the "General Partner"). The General Partner has the sole voting and investment power with regard to the shares of Common Stock owned by the Partnership. Jack Farber owns all of the outstanding common stock of the General Partner and has the sole ability to appoint and remove directors of the General Partner. Ellen Beth Kurtzman, Jack Farber's daughter, is the sole director of the General Partner and serves as the President, Secretary and Treasurer of the General Partner. In that capacity, Ellen Beth Kurtzman has the power to act on behalf of the General Partner to vote and dispose of shares held by the Partnership.

                  In addition, included in the shares as to which Jack Farber may be deemed to share voting and investment power are the following, as to all of which Jack Farber disclaims beneficial ownership:

                  o 234,028 shares of Common Stock held directly by Jack Farber's wife;

                  o 132,202 shares of Common Stock held by a trust for the benefit of David M. Farber, Jack Farber's son, for which Jack Farber and David M. Farber are co-trustees (the "David Farber Trust"). A majority of the trustees of the David Farber Trust is required to vote or dispose of the shares of Common Stock owned by the David Farber Trust; and

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CUSIP No. 178666 10 3              SCHEDULE 13D            Page 5 of 6 Pages

                  o 55,650 shares of Common Stock owned by trusts for the benefit of two of Jack Farber's grandchildren (together, the "Grandchildren Trusts"), for which Jack Farber's wife serves as co-trustee with his daughter.

                  The shares referenced as being beneficially owned by Jack Farber do not include shares owned by the Farber Family Foundation, Inc. (the "Farber Family Foundation"), the Farber Foundation, Inc. (the "Farber Foundation") and the Farber Family Charitable Lead Annuity Trust (the "Farber Charitable Trust"). Jack Farber, his wife, his son and his daughter are members, officers and directors of the Farber Family Foundation. Jack Farber and certain other directors and officers of CSS are members, directors or officers of the Farber Foundation. Jack Farber's daughter is the sole trustee of the Farber Charitable Trust. As a matter of policy, the Farber Foundation and the Farber Family Foundation, both of which are charitable foundations, do not vote the shares of Common Stock that they own. Jack Farber disclaims any beneficial ownership in the shares held by the Farber Foundation, the Farber Family Foundation and the Farber Charitable Trust.

                  Within the last 60 days, the following transactions were effected by Jack Farber, the Partnership and the other persons and entities referenced in this Item 5:

                  o On December 6, 2002, Delv, L.P. distributed 50,000 shares of Common Stock to Jack Farber;

                  o On December 12, 2002, Jack Farber donated 150,000 shares of Common Stock to the Farber Charitable Trust; and

                  o On December 12, 2002, Jack Farber's wife donated 25,000 shares of Common Stock to the Farber Family Foundation.





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CUSIP No. 178666 10 3              SCHEDULE 13D            Page 6 of 6 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                 /s/ Jack Farber
                                                 ------------------------------
                                                 Jack Farber



                                                 DELV, L.P.

                                                 By:  DELV, INC., its General
                                                 Partner


                                                 By: /s/ Ellen Beth Kurtzman
                                                    ---------------------------
                                                    Ellen Beth Kurtzman
                                                    President

Date: January 13, 2003